EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
OF
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
STRATA SKIN SCIENCES, INC.
Strata Skin Sciences, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"),
DOES HEREBY CERTIFY THAT:
FIRST:  The Board of Directors (the "Board") of Strata Skin Sciences, Inc. (the "Corporation") duly adopted the following resolution setting forth a proposed amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as amended.  The resolution setting forth the proposed amendment is as follows.
RESOLVED, that the first paragraph of Article III of the Certificate of Incorporation shall be amended and restated to read in its entirety as follows:
"The total number of shares of stock that the Corporation shall have authority to issue is 160,000,000 shares, consisting of 150,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.10 par value per share.  Effective as of 5:00 p.m., eastern time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware, each five shares of the Corporation's Common Stock, par value $0.001 per share, then issued and outstanding (the "Old Common Stock") shall be combined and converted into one share of the Corporation's Common Stock, par value $0.001 per share (the "Reverse Stock Split"), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation.  The Corporation shall not issue any fractional shares of Common Stock in the Reverse Stock Split.  All shares of Common Stock that are held by a stockholder as a result of the Reverse Stock Split shall be aggregated.  If, after taking into account such aggregation of shares of Common Stock held by a stockholder, the Reverse Stock Split would result in the issuance of any fractional shares, such fractional shares shall instead be rounded up to the nearest whole share.  The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.  At the Effective Time, the certificates representing the shares of Old Common Stock outstanding immediate prior to the Effective Time shall be deemed cancelled and shall not be recognized as outstanding on the books of the Corporation.  Except for the share amounts and par value amounts set forth in the first sentence of this first paragraph of Article III, which shall not be adjusted, all of the outstanding share amounts, amounts per share and per share numbers of the Common Stock set forth in the Fifth Amended and Restated Certificate of Incorporation, as amended, shall be appropriately adjusted to give effect to the Reverse Stock Split as applicable, as a result of the Reverse Stock Split."

                SECOND: Pursuant to a resolution adopted by the Board, the Corporation submitted the proposed amendment to the stockholders entitled to vote for approval in accordance with the DGCL, and the holders of a majority of the outstanding stock of the Corporation entitled to vote on the amendment voted in favor of the amendment.
THIRD:  The amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 6th day of April, 2017.

STRATA SKIN SCIENCES, INC.

By: /s/ Christina L. Allgeier
Name:  Christina L. Allgeier
Title:  Chief Financial Officer